WILLKIE FARR & GALLAGHER LLP	787 Seventh Avenue New York, NY 10019-6099
212 728 8000 Fax: 212 728 8111

November 15, 2004

VIA EDGAR

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549-0405

RE:	Knoll, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-118901

Dear Ms. Long:

On behalf of Knoll, Inc. (the “Company”), attached hereto for filing is Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Form S-1”), which has been marked to show the changes made from Amendment No. 1 to the Form S-1 filed on October 22, 2004. Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated November 10, 2004, to Mr. Patrick A. Milberger, Esq., Senior Vice President, General Counsel and Secretary of the Company.

General

1.	Comment: We note your responses to comments 2-4 in your October 22 letter. We remind you that we may have additional comments based on this information.

Response: The Company has included in Amendment No. 2 all exhibits and non-430A information, except for the number of shares to be sold in this offering and certain numerical information derived from that number for the following exhibits:

•	the form of stock certificate, which has not yet been approved by the transfer agent although the Company expects that approval to be forthcoming shortly;

•	the opinion of Willkie Farr & Gallagher LLP (and the consent therein), which we are unable to finalize and sign at this time since the number of shares to be sold in the offering has not been finally determined (we note that a form of this opinion has previously been provided to the Staff supplementally); and

•	the Amended and Restated Knoll, Inc. 1999 Stock Incentive Plan and the Form of Restricted Stock Agreement under such plan, which are still under review in light of recently enacted tax law changes. The Company does not expect the disclosure in the prospectus to be affected by this review.

Each of these exhibits will be filed as soon as possible.

Prospectus summary, page 1

2.	Comment: It appears to us that you should balance your disclosures related to debt reductions during the period 2001 to 2003 to also disclose the increase in debt during 2004. In addition, we were unable to reconcile the amount of the debt reduction you disclose with the disclosures under Selected Financial Data.

Ms. Pamela Long

November 15, 2004

Response: As requested, the Company has disclosed the increase in debt during 2004. See page 3.

The $266 million debt reduction occurred during the period from January 5, 2001 through December 31, 2003. The Company has revised the disclosure on page 3 to clarify the precise period during which this debt reduction occurred and the amount of debt at the beginning and end of this period to facilitate this reconciliation. This reduction in debt is described in further detail on page 34, where the disclosure notes that the Company’s outstanding indebtedness as of December 31, 2000 was $425.8 million but increased to $646.8 million on January 5, 2001 in connection with additional borrowings of $221.0 million that were used to fund a dividend of $220.3 million.

3.	Comment: We reiterate portions of prior comments 5 and 10. Your summary is lengthy and focuses substantially on positive aspects of your strengths and strategies with little notice given to potentially negative or risky factors. For example, you repeat paragraphs of positive information that are contained in your Business section, but only cross-reference a single relevant risk factor. You discuss your recent results and the fact that your industry has suffered a sales decline, but you do not discuss your historical results to illustrate how your company has been affected by this decline. Please review and revise your summary to present relevant balancing information with equal prominence to the favorable information you include.

Response: The Company has reviewed its disclosure in the summary and, as requested, has added additional balancing information regarding risks and uncertainties related to its business and strategy that may affect its financial and operating performance. These balancing disclosures are included immediately following the summary sections on Competitive Strengths and Strategy, in a section with a caption of equal prominence to the captions of those sections, and the risks are highlighted as separate bullet points within the new disclosure. See page 5. The Company has also added disclosure illustrating how its sales were affected by the industry sales decline during the three years from 2001 through 2003. See page 5. In addition, the Business Overview in the summary has been shortened by eliminating information that, while useful in the summary, can be left to the Business section. See page 1.

Risk factors, page 10

4.	Comment: The following risk factor discussions appear generic or repetitive, or appear to be speculative at this time:

•	Our product sales are tied to macroeconomic factors ... page 10

•	Note also that this risk is unclear because you state that the industry appears to be recovering from economic factors at this time.

•	Because we face significant competition ... page 10

•	Our strategy to achieve growth ... page 10

•	We may not be able to manage our business ... page 11

•	Note also that this risk is unclear because you state that you have employment agreements with key executives and you are not aware of any planned departures.

•	An interruption of manufacturing operations ... page 14

Ms. Pamela Long

November 15, 2004

•	This disclosure does not clearly express the risk that your manufacturing operations would be interrupted. It only discusses the consequences of an interruption and is therefore somewhat speculative.

•	We may incur expenses for product defects ... page 15

•	This disclosure does not express the risk that your liability for product defects would exceed your insurance coverage or the risk that you would have a large number of defective products. It only discusses the consequences to you if either of these hypothetical circumstances came to pass and is therefore somewhat speculative.

•	Changes in regulatory requirements and industry standards ... page 15

•	Economic, political and other risks ... page 15

•	To give readers a more meaningful sense of this risk, please briefly describe where you do business internationally.

•	We may not be able to pay dividends ... page 18

•	It is unclear why a failure to pay dividends is a factor that makes this offering speculative or risky.

Please revise them to clearly and succinctly describe the risk, or relocate these disclosures to another part of the prospectus.

Response: As requested, the Company has reviewed each of the risk factors identified above and has either revised them or deleted them in reliance on similar disclosures elsewhere in the prospectus. Specifically, please note the following changes with respect to the risk factors identified as appearing to be generic, repetitive or speculative (bullets correspond to those above):

•	Our product sales are tied to macroeconomic factors.

The Company has revised the disclosure to more clearly identify the risk.

The Company has also revised the risk factor to eliminate any “mitigating” language that could cause a reader to conclude that this risk is speculative at this time. The Company’s management considers a decline in either corporate spending or service sector employment (often caused by declines in corporate cash flows or non-residential commercial construction) to be the most significant risks to the Company. Although the Company believes there is good evidence of a turnaround in the economy, the risk that the turnaround falters and the economy once again enters a recession is a risk that the Company believes must be prominently highlighted. The Company’s management believes this is the foremost risk to the business and has therefore placed it first among the risks related to its business.

The Company does not view this as a “generic” risk because of the high correlation of these factors to the Company’s fortunes, which it does not believe applies to companies generally. See page 11.

Ms. Pamela Long

November 15, 2004

•	Because we face significant competition.

The Company has revised this risk factor to focus on the two key risks posed by competitors within the office furniture industry – price competition and the risk that new products designed by competitors will gain market acceptance. See page 11.

•	Our strategy to achieve growth.

The Company has revised this risk factor to focus on the key risk associated with its growth strategy, which is the risk that new products will not be introduced in a timely fashion or be accepted by customers. See page 11.

•	We may not be able to manage our business.

The Company has revised this risk factor to eliminate the disclosure that may have made the risk unclear. While the existence of an employment agreement may reduce the risk of a key employee obtaining future employment with a competitor, it does not ensure continued service to the Company. For that reason, the Company believes that this risk is not speculative. In addition, the Company does not believe that this risk is generic because of the limited number of individuals with executive experience in the North American office furniture industry. See page 12.

•	An interruption of manufacturing operations.

In light of other disclosure within the prospectus, the Company has eliminated this risk factor.

•	We may incur expenses for product defects.

The Company has revised this risk factor to address the Staff’s comments. See page 15.

•	Changes in regulatory requirements and industry standards.

In light of other disclosure within the prospectus, the Company has eliminated this risk factor.

•	Economic, political and other risks.

In light of other disclosure within the prospectus and the relative size of our international operations, the Company has eliminated this risk factor.

•	We may not be able to pay dividends.

In light of other disclosure within the prospectus, the Company has eliminated this risk factor.

5.	Comment: Please review and revise your risk factors to avoid generic conclusions that the risk would have a material adverse effect on your business.

Response: The Company has reviewed the risk factors and has modified the conclusions to reflect the specific risk posed. See pages 11 - 18.

Ms. Pamela Long

November 15, 2004

6.	Comment: Please state clearly the maximum amount of additional debt you can incur.

Response: The Company has revised this risk factor to state, where possible, the maximum amount of additional debt that it can incur without violating the covenants contained in its new credit facility.

However, as noted in the revised disclosure, certain exceptions to the prohibition in the Company’s new credit facility on incurring indebtedness, such as the exception for unsecured, subordinated indebtedness, permit the Company to incur unlimited amounts of indebtedness if such debt financing is available to it on acceptable terms. While even these exceptions are limited by the financial covenants referenced in this risk factor and described in greater detail in “Description of Certain Indebtedness”, it is not possible to calculate how much additional indebtedness the Company may be able to incur in the future without violating these financial covenants because that amount will vary based upon the Company’s future results of operations. See page 13.

Management’s discussion and analysis of financial condition, page 24

7.	Comment: We note your responses to prior comments 19 and 22. Based on the significant impact that raw material price increases had on interim results, it appears to us that in your Overview you should address the risks of additional price increases of raw materials and the pricing pressures you face, including your expectations regarding the impact of current trends.

Response: As suggested, the Company has added additional disclosure in the Overview section regarding the risks of additional price increases of raw materials and the pricing pressures it faces, and its expectations regarding the same. See page 24.

8.	Comment: We note your revised disclosures in response to prior comment 16. Under SFAS 142, the approach and assumptions used in testing goodwill and trademarks, an indefinite-lived intangible asset, for impairment should not be the same. Please revise your disclosures to discuss the method and specific assumptions used to evaluate whether trademarks are impaired. Refer to paragraphs 17, 23-25 and B62-B66 of SFAS 142 for guidance.

Response: The Company has revised page 26 to discuss the method and assumptions used to evaluate whether its trademarks are impaired.

9.	Comment: We repeat comment 17 from our October 8 letter. Expand your MD&A to provide context for the reader to understand each change in results in the current period versus the prior period. Provide a context within which a reader can discern the importance of each reason for each material change in a line item. For example, please discuss why your sales increased in the most recent quarter, why your office systems sales decreased, why your seating sales increased, etc.

Response: The Company has revised the MD&A to include additional information that allows a reader to discern the reasons for changes in results of operations for the periods presented and the relative importance of such reasons. For example, see pages 29, 30, 31, 32 and 33, where the revised disclosure contains additional qualitative and quantitative information explaining the Company’s results of operations.

Ms. Pamela Long

November 15, 2004

Liquidity and capital resources, page 33

10.	Comment: We note your response to prior comment 25. Please revise your disclosures to provide a comprehensive discussion of your liquidity position as of September 30, 2004. Please refer to Item 303(B)(1) of Regulation S-K.

Response: The Company has revised pages 33, 34 and 35 to include an expanded discussion of its liquidity position as of September 30, 2004.

Contractual obligations, page 35

11.	Comment: Please revise the totals in your tabular presentation so that they are accurate. None of the totals appears to be accurate.

Response: The Company has revised page 35 to address the Staff’s comment.

Business, page 39

12.	Comment: In connection with your response to comment 31 in your October 22 letter, please disclose the market share that you believe you have in the context of your statement that you are a “leading” designer and manufacturer of office furniture products. This appears to be the only concrete measure by which you have made this determination. It is unclear why items such as design excellence, a collaborative culture, and lean, agile operating structures would necessarily render you “leading,” from an investor’s point of view, in your industry.

Response: As requested, the Company has disclosed the market share it believes that it has in the context of the statement that the Company is a “leading” designer and manufacturer of office furniture products.

As the Staff notes, the second (now the third) paragraph under “General” cites several factors other than market share to support the statement in the paragraph’s topic sentence that the Company has “been recognized worldwide as a design leader within [its] industry.” Since the focus of this paragraph is on design, the Company thinks it is important to address in it the Company’s award winning products and rich design heritage and the wide recognition that the Company has received. The Company thinks that the examples given – such as the inclusion of many Knoll pieces in the collections of art museums worldwide – directly support the statement that the Company is a design leader.

The Company agrees with the Staff that the other matters previously cited in this paragraph provide much less direct support for these statements. Accordingly, the Company has broken out the discussion of these matters into a separate paragraph (now the fourth paragraph under “General”) to address these separate topics and to clearly indicate that they are not directly connected to the “design leader” concept. See page 39.

13.	Comment: Please discuss in more detail the increasing materials prices trend you are facing.

Response: The Company has added detail regarding the trend in increasing materials prices. See page 53.

14.	Comment: We note your response to prior comment 34. We believe that since you have identified risks in obtaining raw materials that relate to the fact that you obtain them from overseas, you must identify the primary countries from which you procure these materials so that investors can assess the magnitude of this risk. If

Ms. Pamela Long

November 15, 2004

instead you believe that the ability to source materials from various locations worldwide makes the fact that you obtain materials from overseas an immaterial risk, then you should delete that risk factor.

Response: The Company has disclosed the primary overseas locations from which it has procured raw materials. See pages 12 and 46.

Management, page 56

15.	Comment: Please name all the directorships that members of management hold in other public companies. For example, please add disclosure about the positions Messrs. Kruse and Lee hold with the Polypore Inc. family of companies.

Response: The Company has revised the prospectus to include information for two individuals, Messrs. Maypole and Terracciano, who will become directors of the Company upon the closing of the offering (see pages 56, 57 and 58). Based upon the information provided to the Company by each of the directors, officers and the proposed directors, the Company believes that all directorships that the Company’s directors and members of management hold in public companies have been disclosed. Mr. Kruse’s directorships in Polypore, Inc. and Polypore International, Inc. are disclosed on page 57. Messrs. Lee and Terracciano will become directors of Polypore International, Inc. only upon the closing of Polypore International, Inc.’s proposed offering of shares of its common stock. If this closing occurs prior to the consummation of the offering of the Company’s common stock, the Company will revise its disclosure regarding these directors accordingly.

Underwriting, page 78

16.	Comment: Please add to the document your response to comment 44 in your October 22 letter.

Response: As requested, the Company has added the response to prior comment 44 to the prospectus. See page 78.

Knoll, Inc. consolidated financial statements for the year ended December 31, 2003

17.	Comment: We note your response to prior comments 56 and 57 and your revised disclosures. For legal claims and environmental matters, we note that you do not “expect” them to have a material adverse effect on your financial position, results of operations, or cash flows. Please tell us whether your use of the phrase “do not expect” is an expression of your personal opinion regarding the merits of the claims against you or an expression of the probability of a material adverse effect. Please clarify your disclosure regarding whether management believes these claims and matters are remote, reasonably possible, or probable. Furthermore, please confirm to us that reasonably possible losses in excess of amounts already recognized for lawsuits, claims or proceedings, and environmental matters, individually and in the aggregate, are not material. Otherwise, please include the required disclosures under SFAS 5 and SAB Topic 5:Y.

Response: The Company’s use of the phrase “do not expect” was intended to be an expression of the probability of a material adverse effect. In addition, the Company confirms that reasonably possible losses in excess of amounts already recognized for lawsuits, claims, or proceedings, and environmental matters, individually, and in the aggregate, are not material. The Company has revised pages 15, 27, 36, 55, F-16, and F-35 to conform to the Staff’s comment.

Ms. Pamela Long

November 15, 2004

18.	Comment: We note your response to prior comment 58. Please revise your disclosures in the annual and interim financial statements to provide the information required by paragraph 14.b. of FIN 45, or disclose that changes in reserves to pre-existing warranties were not material in each period.

Response: The Company has concluded that changes in reserves related to pre-existing warranties are not material in each period and has revised pages F-17 and F-33 by adding the additional disclosure to conform to the Staff’s comment.

19.	Comment: We note your response to prior comment 62. Please confirm to us that operating income by geographic location is not available and is not provided to your CODM.

Response: The Company’s CEO, who is its CODM, receives operating income data for individual countries in Europe and aggregated operating income data for the rest of Knoll’s operations throughout the world. The Company has identified two operating segments (North America and Europe) in accordance with paragraphs 10 through 15 of SFAS 131; however, it has elected to aggregate those operating segments into a single operating segment in accordance with the provisions of paragraphs 16 and 17 of SFAS 131. The Company has aggregated the two operating segments into one because the operating segments have similar economic characteristics and they meet each of the individual criteria outlined in paragraphs 17a through 17d of SFAS 131. Specifically, the Company’s products (namely office furniture), production processes (manufacturing operations in Italy and North America), end customers (primarily commercial business) and distribution methods (independent dealers) are similar for both the North American and European operating segments. The two segments also exhibit similar economic characteristics. In drawing this conclusion regarding the similarity of the economic characteristics, the Company considered an analysis of gross margin percentages for the last two fiscal years and the most recent interim period as highlighted below:

Period	Consolidated	North America	Europe
Nine Months Ended – 9/30/04	33.5%	33.7%	31.2%
Year Ended – 12/31/03	33.9%	34.2%	29.3%
Year Ended – 12/31/02	36.3%	36.6%	31.5%

Because the Company concluded that its operating segments should be aggregated into a single reporting segment, it has have limited the disclosures required by SFAS 131 to those outlined in paragraphs 36 through 39.

20.	Comment: We note your response to prior comment 63. Paragraph 36 of SFAS 131 states that the information required by paragraph 37 of SFAS 131 applies to all enterprises subject to SFAS 131, including those that have one reportable segment. It continues to appear to us that office systems, seating, files and storage, desks, and casegoods are different product lines that require separate sales disclosure regardless of whether you operate your business by product line.

Response: The Company has revised page F-26 to conform to the Staff’s comment.

Ms. Pamela Long

November 15, 2004

Knoll, Inc. consolidated financial statements for the nine months ended September 30, 2004

21.	Comment: We note your responses to prior comments 61 and 64. Please tell us the following information regarding your determination of the fair value of your common stock as of December 31, 2003, March 31, 2004 and June 30, 2004:

•	Why the fair value of your common stock declined in 2003 and 2004.

•	The material assumptions used in the market and income approaches. Please confirm that these assumptions are consistent with the assumptions used to estimate whether goodwill was impaired. If different assumptions were used, please advise as to the differences and explain why it was reasonable to use different assumptions.

•	The anticipated offering price or range.

•	Whether Murray Devine & Co., Inc. performed a valuation as of September 30, 2004. If they did, tell us the estimated fair value of your common stock on that date, and tell us if the valuation was performed using the same approaches and assumptions that were previously used. If different approaches and/or assumptions were used, explain the reasons for the differences.

Response: In testing for potential impairment of goodwill, the Company measures the estimated fair value of the defined reporting unit that has goodwill as required by SFAS 142. Valuations of the Company’s common stock are an attempt to determine the price at which the common stock would change hands between a willing seller and a willing buyer. The Company believes that estimated fair value and fair market value are functionally equivalent concepts, although an aggregate value is ascribed to the defined reporting unit and a per share value is ascribed to the common stock.

The methodologies and assumptions used in determining estimated fair value and fair market value are the same. In each case, value is estimated using a combination of two methods—a discounted cash flow valuation (or income approach) and a market value approach.

The discounted cash flow method analysis is based on the present value of projected cash flows and a residual value and uses the following assumptions:

•	A business is worth today what it can generate in future cash to its owners;

•	cash received today is worth more than an equal amount of cash received in the future; and

•	future cash flows can be reasonably estimated.

The market value approach uses a set of five comparable companies to derive a range of market multiples for the last twelve months’ revenue and earnings before interest, taxes, depreciation and amortization.

Although the methodologies and assumptions used are the same in each case, only the Company’s North American reporting unit has goodwill. Accordingly, for purposes of determining whether goodwill has been impaired, the Company estimates the fair value of its North American reporting unit. As a result, the financial information on which this analysis is based is a subset of the consolidated financial information used in valuing the Company’s common stock.

The fair market value of the Company’s common stock, as opined to by Murray Devine & Co., Inc., as of December 31, 2003, March 31, 2004 and June 30, 2004 was $32 per share. Prior year-end valuations for the common stock were $28 per share as of December 31, 1999, $34.50 per share of December 31, 2000,

Ms. Pamela Long

November 15, 2004

$36 per share as of December 31, 2001 and $36 per share as of December 31, 2002. Differences or changes in a variety of factors from period to period, including the Company’s results of operations, performance of the office furniture industry, the market value of publicly-traded competitors and the outlook for the industry, account for the differences in valuations of the Company’s common stock.

Murray Devine provided an independent valuation of the Company’s common stock as of September 29, 2004, in which Murray Devine opined that the value of the common stock would be reasonably stated at $33 per share. Murray Devine opined that the value of the common stock after a dividend of $3.05 per share would be reasonably stated at $29.95 per share. The actual dividend paid by the Company in September and October 2004 was $3.05 per share.

The Company has revised the share numbers and similar information in the prospectus to reflect a two for one stock split that the Company’s board of directors has approved. The offering price, on a post-split basis, is expected to be between $14 and $16 per share of common stock. In June 2004, the Company issued options to purchase 565,000 shares of its common stock having an exercise price of $32.00 per share – which, after giving effect to the stock split, is a price ($16 per share) that is at the top of the expected price range. The number of shares subject to these options and the exercise price were adjusted on October 15, 2004 in response to the special cash dividend of $70.6 million that the Company paid to its stockholders. As a result of this adjustment, the number of shares subject to these options was increased to 622,520 and the exercise price per share was reduced to $29.04 – which, after giving effect to the stock split, is a price ($14.52 per share) that is well within the expected price range. The Company also issued options in February 2001 and February 2002. In each case, the options issued had exercise prices per share greater than those issued in June 2004.

* * * * *

In a further response to the Staff’s prior comment 30, a supplemental binder, which contains a highlighted copy of the September 30, 2004 report of The Business and Institutional Furniture Manufacturers Association (“BIFMA”) that the Company relied upon or referred to in updated disclosures made on pages 2, 24 and 41 of its prospectus, has been provided with this letter. As in the Company’s previous response to this comment, the Company confirms to the Staff that it has not funded nor is it otherwise affiliated with the studies or reports relied upon in the prospectus, other than fees paid by the Company to receive BIFMA data and except to the extent that the Company may report shipments data to BIFMA, and that all of the studies or reports relied upon in the prospectus are publicly available.

We have made every effort to be fully responsive to the Staff’s comments. We would like to be in a position to clear these comments by Thanksgiving, if that is possible, as the Company has been approved to list its common stock on the New York Stock Exchange and would like to commence marketing as soon after Thanksgiving as possible.

Ms. Pamela Long

November 15, 2004

Should members of the Commission staff have any questions or require any additional information, they should call the undersigned at (212) 728-8981 or Michael A. Schwartz of this office at (212) 728-8267.

Very truly yours,

/s/    Morgan D. Elwyn

Morgan D. Elwyn

cc:	Amanda Gordon, Esq. (SEC Mail Stop 0510)
Andrew B. Cogan
Patrick A. Milberger, Esq.
Michael A. Schwartz, Esq.

Enclosures